Super Light, Inc.
23A HaMe’eri St.
Givatayim, 53332
Israel
Phone:  +972-54-659-6370
Fax:    +972-77-424-6487

November 9, 2011

By Edgar

John Reynolds
Assistant Director
Securities and Exchange Commission
Washington DC   20549

Re:	Super Light, Inc.
Registration Statement on Form S-1
Originally Filed on May 23, 2011
File No. 333-174435

Dear Mr. Reynolds:

Thank you for advising us that the Commission has reviewed the above-referenced registration statement (the “Registration Statement”) of Super Light, Inc. (the “Company”).  The Company hereby requests acceleration of the effective date of the Registration Statement to November 10, 2011 at 11:00 a.m. or as soon thereafter as practicable, and as part of this request acknowledges the following:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective pursuant to this request, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information for purposes of this request, please contact our counsel, Steve Kronengold, at (718) 360-5351.

Sincerely, /s/ Zeev Joseph Kiper Zeev Joseph Kiper President and Director Super Light, Inc.

VIA EDGAR

cc:	David Link
Securities and Exchange Commission
Division of Corporation Finance – Edgar

Steve Kronengold
SRK Law Offices
Fax: 011 972 8-936-6000